UNITED STATES
SECURITIES AND EXCHANGE COMMISSIC
Washington, DC 20549

02033543

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission file number 1-6035

THE TITAN CORPORATION CONSOLIDATED RETIREMENT PLAN

THE TITAN CORPORATION

3033 Science Park Road
San Diego, CA 92121-1199

(Name and address of principal executive office of issuer of securities)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 27, 2002

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

By: ______________________

Mark W. Sopp
Chairperson, Administrative
Committee of The Titan Corporation
Consolidated Retirement Plan

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

INDEX TO FINANCIAL STATEMENTS

All other schedules are not applicable
or not required based on disclosure
requirements of the Employee Retirement
Security Act of 1974 and regulations issued
by the Department of Labor.

Independent Auditors' Report

To the Trustee and Plan Administrator of The Titan Corporation Consolidated Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of The Titan Corporation Consolidated Retirement Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of these Plan's management. Our responsibility is to express an opinion on the financial statements based upon our audit. The financial statements of The Titan Corporation Consolidated Retirement Plan as of December 31, 2000 were audited by other auditors whose report dated June 26, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

San Diego, California
June 25, 2002

ARTHUR ANDERSEN

THIS IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT AND THE REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

Report of Independent Public Accountants

To the Trustee and Plan Administrator of The Titan Corporation Consolidated Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of THE TITAN CORPORATION CONSOLIDATED RETIREMENT PLAN as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

San Diego, California
June 26, 2001

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

	2001	2000
ASSETS:		
Investments (note 3)	$209,125,245	$178,583,359
Receivables:		
Employer contributions	430,956	191,129
Employee contributions	418,688	318,802
Loan interest receivable	11,044	-
Total receivables	860,688	509,931
Net Assets Available for Benefits	$209,985,933	$179,093,290

See accompanying notes to financial statements.

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

ADDITIONS:	
Contributions:	
Employer	$ 6,161,396
Employee	13,758,661
Rollover	2,525,048
	22,445,105
Investment income:	
Dividends	4,574,981
Interest	315,702
Net appreciation in fair value of investments (note 3)	7,210,178
	12,100,861
Net change of investments	34,545,966
Transfers in (note 7)	16,411,643
Total additions	50,957,609
DEDUCTIONS:	
Deductions from net assets attributed to:	
Benefits paid to participants	20,031,933
Administrative expenses	33,033
Total deductions	20,064,966
Net increase in net assets	30,892,643
Net Assets Available for Benefits:	
Beginning of Year	179,093,290
End of Year	$ 209,985,933

See accompanying notes to financial statements.

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION AND RELATED INFORMATION

General

The Titan Corporation (the "Company") maintains The Titan Corporation Consolidated Retirement Plan (the "Plan"), which is both a profit-sharing plan and an employee stock ownership plan ("ESOP"). The Plan was originally effective May 1, 1984. Prior to January 1, 1999, the Plan was known as The Titan Corporation 401(k) Retirement Plan. The Plan was amended and restated in its entirety, effective as of January 1, 1999, and renamed The Titan Corporation Consolidated Retirement Plan to reflect the mergers into the Plan, as of January 1, 1999, of The Titan Corporation Employee Stock Ownership Plan and the Horizons Technology, Inc. Employee Stock Ownership Plan, and the subsequent mergers of the VisiCom Laboratories, Inc. Savings Plan and Trust and the Validity Corporation 401(k) Profit Sharing Plan. Five plans merged into the Plan during the year ended December 31, 2000 in conjunction with the January 1, 1999 Plan amendment, including: Eldyne 401(k) Plan, Delfin Systems 401(k) Plan, Horizons Technology, Inc. Retirement Plan, Unidyne Corporation Profit Sharing/401(k) Plan, and DBA Systems Restated Retirement Plan and Trust. Four plans merged into the Plan during the year ended December 31, 2001 in conjunction with the January 1, 1999 Plan amendment, including: Assist International 401(k) Plan, JB Systems, Inc. 401(k) Plan, Atlantic Aerospace Electronics Corporation 401(k) Plan, and Pulse Engineering, Inc. Employees' Retirement Savings Plan. The transfers of plan assets into the Plan in 2001 are reflected as asset transfers in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001 (Note 7).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The purpose of the profit-sharing portion of the Plan is to provide a convenient way for eligible employees to save on a regular and long-term basis. The purpose of the ESOP portion of the Plan is to provide eligible employees with an opportunity to acquire and hold for long-term investment an ownership interest in the Company.

The Trustee of the Plan, who is responsible for the administration of the trust fund under the terms of a trust agreement, is T. Rowe Price Trust Company ("T. Rowe Price" or "TRP"). The Company is the Plan Administrator ("Plan Administrator") and has full power to administer the Plan and apply all of its provisions on behalf of participating employees. The Plan Administrator has appointed a committee (the "Committee") consisting of Company employees to perform these duties with respect to the operation of the Plan.

Eligible Employees

An eligible employee is any employee of the Company or participating affiliate, who is at least 21 years of age. This group excludes leased employees, employees covered by a collective bargaining agreement, nonresident aliens, employees designated on the Company's employment records as temporary employees, and employees who have entered into agreements that make them ineligible. Temporary employees may become eligible employees after a six-month period of service.

Contributions

Participants may make tax deferred contributions of up to 15% of their annual compensation to a maximum dollar amount established by the Internal Revenue Code (IRC). Tax deferred contributions are subject to certain limitations provided by the IRC. Deferred contributions are matched by the employer based on the matching formula, as defined in the Plan Document. The matching formula shall be determined by the Board of Directors (or the delegate of such board) and disclosed prior to the commencement of the Plan year in which it is applied. If the Board of Directors or its delegate so determines, the matching formula may be a discretionary amount to be determined by the Board or its delegate after the end of the Plan year. This matching formula is different for each entity covered in the Plan.

Each participant may specify that his/her deferral contributions be invested entirely in one fund or divided among the funds in multiples of whole percentages of his contributions. Participants may elect in which funds to invest 50% of the employer matching contribution. The remaining 50% of the employer matching contribution is invested in the Titan Corporation Common Stock Fund. Employer discretionary contributions are allocated to any of the nineteen investment funds in multiples of whole percentages as directed by each participant. Each participant may change his investment fund designation for investment of new contributions as well as for investment of the balance of his accounts in the Plan on a daily basis. A participant may elect at any time to suspend, change or resume compensation deferrals, provided he makes an election in the manner prescribed by the Committee.

In accordance with procedures approved by the Committee, a participant may contribute (rollover) to the Plan all or a portion due to the participant from another plan qualified under Section 401(a) of the IRC. The employer does not match rollover contributions in whole or in part.

In addition to matching contributions, the employer may elect to make an employer profit sharing contribution or an ESOP contribution. These discretionary contributions are allocated to participants employed on the last day of the Plan year generally based upon the ratio that each participant's compensation from the contributing employer bears to the aggregate of all such participants' compensation. A discretionary matching contribution of $175,000 for eligible employees of the Unidyne division is included in contributions for the year ended December 31, 2001. No ESOP contribution was made or declared for 2001 or 2000. Upon having 10 or more full years of service and attaining age 55, participants are given the election of diversifying 25% of the assets of the ESOP and employer match portion of their account reduced by the amount of prior elections. The election is offered annually during a six-year period ending in the year the participant attains age 60. During the last year of this period the participant is given the opportunity to diversify an aggregate of up to 50% of their ESOP and employer match portion of their account reduced by the amount of prior elections.

Participant Accounts

Separate accounts are maintained in the name of each participant for deferred contributions, rollover contributions, prior voluntary contributions, employer matching contributions, employer discretionary contributions, employer non-elective contributions, ESOP contributions and prior profit sharing plan contributions, if applicable. Each account is credited with contributions, adjusted for investment results and charged with withdrawals.

Vesting

Each participant's deferred, prior voluntary, employer non-elective contributions and rollover contributions are fully vested as contributions are made. In general, employer matching and discretionary contributions vest in increments over the participant's first five years of employment, after which full vesting occurs. The vesting schedule begins at 25% after two years of service and in 25% increments thereafter, until 100% vesting is achieved. Participants at the time of a Plan merger may be subject to grandfathered vesting schedules.

Termination of Employment Benefits and Forfeitures

If a participant's employment is terminated for reasons other than retirement, disability or death, benefits payable will be equal to the vested value of the participant's accounts. Forfeited amounts are first used to restore forfeitures of reemployed participants, second to pay administrative expenses and third to reduce the amount of employer matching contributions. Forfeitures of employer contributions totaled $1,154,047 for the year ended December 31, 2001. During 2001, administrative expenses were paid using forfeitures totaling $26,618. Also, in 2001, employer contributions were reduced by $771,660 from forfeited nonvested accounts. As of December 31, 2001 and 2000 there was a balance of $1,678,337 and $1,128,419, respectively, remaining in the forfeiture accounts for future use.

Fund balances for employees that have been terminated and have requested payouts that are in various stages of processing and approval but not yet paid out are included in the Statement of Net Assets Available For Benefits. Benefit payments will be reflected in the Statement of Changes in Net Assets Available for Benefits when actually paid.

1. PLAN DESCRIPTION AND RELATED INFORMATION (continued)

Distributions and Withdrawals

Distributions are generally made upon termination of employment, including retirement, disability or death. Benefits payable upon retirement or other termination are made as a single lump sum cash payment or, for those who have been grand-fathered in the Plan, in substantially equal monthly installments, except for distributions from The Titan Corporation Common Stock Fund which are made in either shares of The Titan Corporation Common Stock or cash as elected by the participant. Benefits payable upon death are made in a lump sum cash payment, except for distributions from The Titan Corporation Common Stock Fund, which are distributed in cash or stock as elected by the participant or beneficiary. When a participant terminates employment and the value of the vested portion of a participant's account exceeds $5,000, the participant must consent to the receipt of the distribution. If an inactive participant does not consent to the receipt of the distribution, the distribution shall be made upon reaching age 65.

Active participants under age 59 1/2 may withdraw the value of the deferred contributions account by providing written notice to the Committee, to the extent necessary to meet a financial hardship, as defined in accordance with the IRC. After withdrawal, certain periods of time, as required under the Plan, must lapse before a participant can make additional deferred contributions.

Participant Loans

Participants may borrow from their fund accounts an amount not exceeding the lesser of: 1) $50,000 (reduced by the amount, if any, of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which the loan is made), or 2) one-half the current value of the participant's vested interest in his or her accounts, excluding ESOP funds. Repayment is made over a period not to exceed five years (except for loans for the purchase of a participant's principal residence). The loan must be repayable in substantially level payments, with payments generally in biweekly installments. Loans must be for a minimum one-year term and for a minimum of $1,000. Interest is charged based on the prime rate, as quoted in The Wall Street Journal, as of the first day of the month in which the loan is approved, plus one percent. Loan disbursements can be made from all of the borrowing participant's individual accounts, except for the ESOP, as directed by the participant. Upon disbursement, the loan balance is transferred from the applicable investment fund(s) to a separate loan fund (participant loan receivable) until repayment.

Termination of Plan

The Company may elect to amend or terminate the Plan at any time. In the event of a Plan termination, the balance in each participant account becomes 100% vested. The Company has no intent to terminate the Plan at this time.

Investment and Administrative Expenses

Substantially all expenses incurred in connection with the administration of the Plan were paid by the forfeitures of the Plan. Brokerage fees relating to the purchase or sale of investments are added to the cost thereof or deducted from the proceeds thereof, respectively.

Concentration of Investment Risk

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Included in the Plan's net assets available for benefits at December 31, 2001 and 2000, are investments in The Titan Corporation Common Stock amounting to $58,094,530 and $39,717,767, respectively, whose value could be subject to change based upon market conditions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of Presentation

The financial statements are reported on the accrual basis of accounting and investments are reflected at fair value.

Investment Valuation

Plan assets are invested with the Trustee, who determines fair values based upon quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Common collective trusts are valued at contract value, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits

Benefits are recorded when paid.

3. INVESTMENTS

The following table presents investments that represent 5 percent or more of the Plan's net assets:

	December 31, 2001	December 31, 2000
The Titan Corporation Common Stock, 2,328,438 and 2,444,170 shares, respectively	$58,094,530*	$39,717,767*
T. Rowe Price Stable Value Fund, 16,465,535 and 12,936,826 shares, respectively	16,465,535	12,936,826
T. Rowe Price Personal Strategy – Income Fund, 698,184 and 739,682 shares, respectively	8,943,733^	9,749,004
T. Rowe Price Equity Index 500 Fund, 1,203,804 and 1,138,625 shares, respectively	37,125,317	40,421,201
T. Rowe Price Equity Income Fund, 982,223 and 862,151 shares, respectively	23,229,586	21,269,276
T. Rowe Price Summit Cash Reserves Fund, 13,886,867 and 12,166,559 shares, respectively	13,886,867	12,166,559

* Includes non-participant directed funds

^ On December 31, 2001, this investment did not exceed 5 percent of the total net assets.

3. INVESTMENTS (continued)

During 2001, the Plan's investments appreciated (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year) in value by $7,210,178 as follows:

	Realized Gain/(Loss)	Unrealized Gain/(Loss)	Net Appreciation/ (Depreciation)
Mutual Funds	$ (2,478,042)	$(11,360,567)	$(13,838,609)
The Titan Corporation Common Stock	2,053,241	18,995,546	21,048,787
	$ (424,801)	$ 7,634,979	$ 7,210,178

4. NON-PARTICIPANT DIRECTED INVESTMENTS

Generally, fifty percent of employer matching contributions as well as all ESOP contributions are invested in the The Titan Corporation Common Stock Fund. A summary of non-participant directed investments as of December 31, 2001 and 2000 is as follows:

	December 31, 2001	2000
Net Assets: The Titan Corporation Common Stock	$40,281,027	$27,176,452
	$40,281,027	$27,176,452

A summary of changes in non-participant directed investments for the year ended December 31, 2001 is as follows:

Contributions	$ 3,148,298
Net appreciation in fair value	14,464,765
Benefits paid	(3,327,176)
Administrative expenses	(843)
Participant forfeitures	(777,698)
Fund transfers	(402,771)
	$ 13,104,575

5. INCOME TAX STATUS

The plan obtained its latest determination letter on February 7, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. RELATED PARTY AND REPORTABLE TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative and investment management services and loan origination costs amounted to $6,415 for the year ended December 31, 2001.

Reportable transactions are transactions related to non-participant directed investments in excess of five percent of Plan assets, as defined under ERISA. There were no reportable transactions during the year ended December 31, 2001.

In April 2002, the Company corrected certain employer contribution remittance issues that occurred during 1998 through 2000 under the Delfin Systems 401(k) Plan, prior to its merger into the Plan. Such correction was approved by the Department of Labor.

7. PLAN MERGERS

Four plans sponsored by subsidiaries of The Titan Corporation merged into the Plan during the year ended December 31, 2001 in conjunction with the January 1, 1999 Plan amendment. These plans included Assist International 401(k) Plan, JB Systems, Inc. 401(k) Plan, Atlantic Aerospace Electronics Corporation (AAEC) 401(k) Plan, and Pulse Engineering, Inc. Employees' Retirement Savings Plan. The transfers of these plan assets into the Plan are reflected as transfers in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2001. The amounts related to each transfer are as follows:

Plan	Assets Transferred	Loans Transferred	Total
Assist International 401(k) Plan	$ 1,231,142	$ 24,454	$ 1,255,596
JB Systems, Inc. 401(k) Plan	1,038,455	11,889	1,050,344
AAEC 401(k) Plan	9,531,655	123,751	9,655,406
Pulse Engineering, Inc. Employees' Retirement Savings Plan	4,199,150	251,147	4,450,297
Total	$16,000,402	$ 411,241	$16,411,643

8. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

Due to the return of excess contributions during 2001 to employees who exceeded the maximum allowable contribution limit in 2000, as stipulated by the IRC, $11,348 is included in benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits, which is reported separately in the Form 5500 for the year ended December 31, 2001.

9. SUBSEQUENT EVENT

Subsequent to December 31, 2001, one plan sponsored by a subsidiary of The Titan Corporation merged into the Plan during April 2002.

THE TITAN CORPORATION
CONSOLIDATED RETIREMENT PLAN
(EIN 95-2588754)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2001

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*/^	The Titan Corporation	The Titan Corporation Common Stock, 2,328,438 shares	$ 39,098,984	$ 58,094,530
	Janus	Janus Worldwide Fund, 106,804 shares	**	4,682,260
	Janus	Janus Mercury Fund, 200,578 shares	**	4,170,014
	PBHG	PBHG REIT Fund, 53,517 shares	**	469,880
	PIMCO	PIMCO High Yield Fund, Admin Shares, 122,800 shares	**	1,149,410
	PIMCO	PIMCO Total Return Fund, Admin Shares, 663,611 shares	**	6,941,376
*	T. Rowe Price	TRP Personal Strategy – Income Fund, 698,184 shares	**	8,943,733
*	T. Rowe Price	TRP Personal Strategy – Balanced Fund, 291,463 shares	**	4,398,169
*	T. Rowe Price	TRP Personal Strategy – Growth Fund, 106,498 shares	**	1,867,977
*	T. Rowe Price	TRP Extended Equity Market Index Fund, 587,762 shares	**	5,742,434
*	T. Rowe Price	TRP International Stock Fund, 342,000 shares	**	3,758,579
*	T. Rowe Price	TRP Small-Cap Value Fund, 175,606 shares	**	3,979,233
*	T. Rowe Price	TRP Equity Index 500 Fund, 1,203,804 shares	**	37,125,317
*	T. Rowe Price	TRP Science & Technology Fund, 180,390 shares	**	3,773,765
*	T. Rowe Price	TRP Mid Cap Growth Fund, 161,636 shares	**	6,368,448
*	T. Rowe Price	TRP Equity Income Fund, 982,223 shares	**	23,229,586
*	T. Rowe Price	TRP Summit Cash Reserves Fund, 13,886,867 shares	**	13,886,867
*	T. Rowe Price	TRP Spectrum Growth Fund, 43,397 shares	**	610,598
*	T. Rowe Price	TRP Stable Value Fund, 16,465,535 shares	**	16,465,535
*	Participant Loans	Interest rates range from 6% - 11%, maturities vary	-	3,467,534
				$209,125,245

* Represents a party-in-interest as defined by ERISA.
** Cost omitted for participant-directed investments.
^ Includes non-participant directed funds.

See accompanying independent auditors' report.

EXHIBIT

Independent Auditors' Consent

The Board of Directors
The Titan Corporation:

We consent to the incorporation by reference in the registration statement (No. 33-4041) on Form S-8 of The Titan Corporation of our report dated June 25, 2002, with respect to the statement of net assets available for benefits of The Titan Corporation Consolidated Retirement Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, and the related schedule, which report appears in the December 31, 2001, annual report on Form 11-K of The Titan Corporation Consolidated Retirement Plan.

KPMG LLP

San Diego, California
June 28, 2002